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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)
                        UNDER THE SECURITIES ACT OF 1934
                                 ---------------
                        DAWSON PRODUCTION SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                            MIDLAND ACQUISITION CORP.

                             KEY ENERGY GROUP, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    239423106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JACK D. LOFTIS, JR.
                          TWO TOWER CENTER, 20TH FLOOR
                        EAST BRUNSWICK, NEW JERSEY 08816
                                 (732) 247-4822

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 ---------------

                                 WITH A COPY TO:

                                MICHAEL P. ROGAN
                                C. KEVIN BARNETTE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                            TELEPHONE: (202) 371-7000
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          This Amendment No. 2 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 filed on August 17, 1998, as amended by Amendment No. 1 on August 26, 1998 (as amended, the "Schedule 14D-1") by Key Energy Group, Inc., a Maryland corporation ("Parent"), and its wholly owned subsidiary, Midland Acquisition Corp., a New Jersey corporation (the "Purchaser"), relating to the Purchaser's tender offer for all outstanding shares of common stock, par value $0.01 per share, including the associated common stock purchase rights, of Dawson Production Services, Inc., a Texas corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 1998 (the "Offer to Purchase"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-1 and the Offer to Purchase. This Amendment also constitutes Amendment No. 7 to the statement on Schedule 13D (as amended, the "Schedule 13D") of Parent and the Purchaser filed on June 15, 1998, as amended by Amendment No. 1 on June 29, 1998, Amendment No. 2 on July 21, 1998, Amendment No. 3 on August 5, 1998, Amendment No. 4 on August 11, 1998, Amendment No. 5 on August 17, 1998 and Amendment No. 6 on August 26, 1998. Except as amended and supplemented hereby, the Schedule 14D-1 and the Schedule 13D remain in effect. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

          Item 10(b)--(c) is hereby amended and supplemented by adding the following thereto:

          The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on September 1, 1998. On September 2, 1998, Parent issued a press release to such effect. The full text of the press release is filed herewith as Exhibit (a)(10) and is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by adding the following exhibit thereto:

          (a)(10) Text of press release, dated September 2, 1998, issued by Parent.

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 1998

                                        MIDLAND ACQUISITION CORP.



                                  By:  /s/ Stephen E. McGregor
                                       ----------------------------------------
                                  Name:   Stephen E. McGregor
                                  Title:  President and Chief Executive Officer



                                  KEY ENERGY GROUP, INC.



                                  By:   /s/ Francis D. John
                                        ---------------------------------------
                                  Name:   Francis D. John
                                  Title:  Chairman, President and
                                             Chief Executive Officer

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                                  EXHIBIT INDEX

(a)  (1)  Offer to Purchase, dated August 17, 1998.

     (2)  Letter of Transmittal.

     (3)  Notice of Guaranteed Delivery.

     (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust companies and other Nominees.

     (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust companies and other Nominees.

     (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)  Summary Advertisement as published on August 17, 1998.

     (8) Text of Press Release, dated August 11, 1998, issued by Parent (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on August 12, 1998).

     (9)  Text of Press Release, dated August 17, 1998, issued by Parent.

     (10) Text of Press Release, dated September 2, 1998, issued by Parent.*

(b) (1) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 17, 1998.

     (2) Engagement Letter between Parent and Bear, Stearns & Co. Inc., dated as of May 8, 1998.

     (3) Engagement Letter between Parent and Dain Rauscher Wessels, dated as of July 2, 1998.

     (4) Commitment Letter between Parent and Lehman Commercial Paper, Inc. and Lehman Brothers, Inc., dated as of August 24, 1998.

     (5) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 24, 1998.

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

(c) (1) Agreement and Plan of Merger, dated as of August 11, 1998 by and among Parent, the Purchaser and the Company (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on or about August 12, 1998).

     (2) Confidentiality Agreement, dated as of August 8, 1998 by and among Parent, the Purchaser and the Company.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)  (1)  Text of press release, dated August 26, issued by Parent.

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*  Filed herewith.
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